                            [GERDAU AMERISTEEL LOGO]

                    GERDAU AMERISTEEL ANNOUNCES 2004 RESULTS

TAMPA, FL, FEBRUARY 1, 2005 - Gerdau Ameristeel Corporation (TSX: GNA.TO; NYSE:
GNA) today reported net income of $337.7 million, or $1.45 per share fully diluted on net sales of $3.0 billion for the full year ended December 31, 2004, compared to a net loss of $26.7 million, or $0.14 per share fully diluted, on net sales of $1.8 billion for the full year ended December 31, 2003. For the December quarter of 2004, Gerdau Ameristeel reported net income of $66.4 million, or $0.23 per share fully diluted, on net sales of $849 million, compared to a net loss of $3.4 million, or $0.02 per share fully diluted, on net sales of $493 million for the same quarter last year.

EBITDA for the December quarter of 2004 was $130.9 million and $527.3 million for the full year ended December 31, 2004, compared to EBITDA for the December quarter of last year of $17.1 million and $65.5 million for the full year ended December 31, 2003. Included in net income and EBITDA for the December quarter of 2004 and for the full year ended December 31, 2004 is a non-cash pretax expense of $12.5 million and $21.8 million, respectively, to mark to market outstanding stock appreciation rights and other equity-based compensation held by employees compared to $7.8 million and $9.4 million for the quarter and year ended December 31, 2003.

Also included in net income for the full year ended December 31, 2004 is a $48.6 million reduction in tax expense that resulted from the third and fourth quarter utilization of net operating losses related to U.S operations. The net operating losses are related to the U.S. operations of the former Co-Steel entity. At the time of the Co-Steel acquisition, the tax assets were recorded at their estimated realization rate according to purchase accounting under U.S. GAAP. Due to the subsequent profitability of our U.S. operations, we are now able to utilize more of these losses.

On November 1, 2004, the Company completed the acquisition of the fixed assets and working capital of Cargill's four long steel product mills and four downstream steel processing facilities with annual manufacturing capacity of approximately 2.0 million tons. Consistent with current purchase price accounting requirements, the finished steel inventories, which were purchased at cost, were written up to market value. Approximately $24.0 million of the $28.5 million write up was charged to cost of goods sold in the December quarter, and as a result, no significant margins were earned on shipments of this inventory.

On December 10, 2004, the Company completed the acquisition of the fixed assets and working capital of Gate City's and RJ Rebar, Inc.'s rebar fabrication facilities in the Midwest with annual production capacity of approximately 150,000 tons.

The Company today announced that the Board of Directors approved the initiation of a quarterly cash dividend. The initial cash dividend of US$ 0.02 (two cents) per common share is payable March 4, 2005 to shareholders of record at the close of business on February 16, 2005.

The following table summarizes Gerdau Ameristeel's results for the fourth quarter of 2004 compared to the results for the fourth quarter of 2003. All financial results are in U.S. dollars and are presented in accordance with United States generally accepted accounting principles (GAAP).

                                                              FOR THE QUARTER ENDED
                                                      ------------------------------------
                                                      December 31,            December 31,
                                                          2004                    2003
                                                      ------------            ------------
Income Statement ($000's except EPS)
  Net sales                                            $   849,244             $   493,176
  Operating income (loss)                                   74,320                  (1,737)
  Net income (loss)                                         66,412                  (3,369)
  EBITDA (note 1)                                          130,853                  17,089
  EPS - Basic                                          $      0.23             $     (0.02)
  EPS - Diluted                                        $      0.23             $     (0.02)

Balance Sheet ($000's except share price)
  Working capital                                      $   856,044             $   302,732
  Total debt (note 2)                                      523,977                 643,779
  Book value                                             1,364,764                 533,607
  Market capitalization                                  2,055,230                 719,070
  Total shares outstanding (000's) (note 3)                304,028                 198,091
  Average shares outstanding (000's)                       284,079                 198,091
  Share price (US $ per share) (note 4)                $      6.76             $      3.63

Notes: (1) EBITDA is earnings before interest, taxes, depreciation and amortization and includes cash distributions from joint ventures, but excludes earnings from joint ventures. EBITDA includes $35.4 million of cash distributions from joint ventures for the three months ended December 31, 2004. No cash distribution was received in the three months ended December 31, 2003.

      (2) Debt includes Convertible Debentures of $86.5 million and $78.3 million at December 31, 2004, and December 31, 2003, respectively.

      (3) On April 16, 2004, shares outstanding increased by 26,800,000 shares as the Company sold and issued common shares to its majority shareholder, Gerdau S.A. On October 20, 2004, the Company issued 70,000,000 common shares including 35,000,000 that were sold and issued to its majority shareholder, Gerdau S.A, and on November 18, the over-allotment option was exercised for 8,762,000 common shares of which Gerdau S.A. purchased 4,381,000

      (4) Share price is the closing price on the New York Stock Exchange on December 31, 2004, and the closing price on the Toronto Stock Exchange on December 31, 2003 converted into U.S. dollars based on the prevailing exchange rate on that day.

Including joint ventures, the Company shipped 1.5 million tons of finished steel in the three months ended December 31, 2004, an increase of 4.0% over the fourth quarter of 2003. Average mill selling prices increased $246 per ton, or 74.9%, compared to the fourth quarter in 2003. Scrap raw material costs increased $95 per ton, or 73.8%, compared to the fourth quarter of 2003, partially offsetting the mill price increases. Metal spread, the difference between mill selling prices and scrap raw material cost, increased $151 per ton, or 75.6%, compared to the fourth quarter last year. Mill manufacturing costs were $238 per ton in the fourth quarter of 2004 compared to $181 per ton in the fourth quarter of 2003 reflecting increased yield costs due to higher scrap prices, higher energy prices, a higher number of scheduled annual maintenance and capital project shutdowns, and the stronger Canadian dollar. Fabricated steel prices increased $243 per ton compared to the fourth quarter of the prior year.

For the three months ended December 31, 2004, income from operations was $74.3 million and joint venture operating income was $40.3 million. Based on 1.5 million tons of finished steel shipped, the composite operating income was $78 per ton for the fourth quarter of 2004. For the three months ended December 31, 2003, loss from operations was $1.7 million and joint venture operating income was $3.5 million. Based on 1.4 million tons of finished steel shipped, the composite operating income was $1 per ton for the fourth quarter of 2003.

The following table summarizes Gerdau Ameristeel's results for the year ended December 31, 2004, compared to the results for the year ended December 31, 2003.

                                                                 FOR THE YEAR ENDED
                                                         ----------------------------------
                                                         December 31,          December 31,
                                                             2004                  2003
                                                         ------------          ------------
Income Statement ($000's except EPS)
     Net sales                                            $3,009,854            $ 1,811,171
     Operating income (loss)                                 373,276                 (9,343)
     Net income (loss)                                       337,669                (26,694)
     EBITDA (note 1)                                         527,267                 65,502
     EPS - Basic                                          $     1.46            $     (0.14)
     EPS - Diluted                                        $     1.45            $     (0.14)

Balance Sheet ($000's except share price)
     Working capital                                      $  856,044            $   302,732
     Total debt (note 2)                                     523,977                643,779
     Book value                                            1,364,764                533,607
     Market capitalization                                 2,055,230                719,070
     Total shares outstanding (000's) (note 3)               304,028                198,091
     Average shares outstanding (000's)                      232,048                194,791
     Share price (US $ per share) (note 4)                $     6.76            $      3.63

Notes: (1) EBITDA is earnings before interest, taxes, depreciation and amortization and includes cash distributions from joint ventures, but excludes earnings from joint ventures. EBITDA includes $82.8 million and $3.6 million of cash distributions from joint ventures for the year ended December 31, 2004, and December 31, 2003, respectively.

       (2) Debt includes Convertible Debentures of $86.5 million and $78.3 million at December 31, 2004, and December 31, 2003, respectively.

       (3) On April 16, 2004, shares outstanding increased by 26,800,000 shares as the Company sold and issued common shares to its majority shareholder, Gerdau S.A. On October 20, 2004, the Company issued 70,000,000 common shares including 35,000,000 that were sold and issued to its majority shareholder, Gerdau S.A., and on November 18, the over-allotment option was exercised for 8,762,000 common shares of which Gerdau S.A. purchased 4,381,000.

       (4) Share price is the closing price on the New York Stock Exchange on December 31, 2004, and the closing price on the Toronto Stock Exchange on December 31, 2003 converted into U.S. dollars based on the prevailing exchange rate on that day.

Including joint ventures, the Company shipped 5.9 million tons of finished steel for the year ended December 31, 2004, an increase of 6.6% over the prior year, reflecting strong North American demand for steel products. Average mill selling prices increased $200 per ton, or 65.1%, compared to the year ended December 31, 2003. Scrap raw material costs increased $80 per ton, or 69.6%, compared to the year ended December 31, 2003. Metal spread increased $120 per ton, or 62.5%, compared to the previous year. Mill manufacturing costs were $209 per ton for the year ended December 31, 2004, compared to $174 per ton for the same period in the prior year. Fabricated steel prices increased $162 per ton compared to the year ended December 31, 2003.

For the year ended December 31, 2004, income from operations was $373.3 million and joint venture operating income was $142.4 million. Based on 5.9 million tons of finished steel shipped, the composite operating income was $87 per ton for the year ended December 31, 2004. For the year ended December 31, 2003, loss from operations was $9.3 million and joint venture operating income was $9.7 million. Based on 5.6 million tons of finished steel shipped, the composite operating income was $0.06 per ton for the year ended December 31, 2003.

JOINT VENTURE RESULTS (50% SHARE OWNED BY GERDAU AMERISTEEL)

The following table summarizes the results of the Company's 50% investment in joint ventures, primarily Gallatin Steel, a flat rolled mill joint venture with Dofasco.

                                               FOR THE QUARTER ENDED                      FOR THE YEAR ENDED
                                          DECEMBER 31,        DECEMBER 31,        DECEMBER 31,        DECEMBER 31,
                                              2004                2003                2004                 2003
                                          ------------        ------------        ------------        ------------
Tons Shipped                                  187,136             205,363             757,509             743,976

Average Selling Price ($ per ton)              690.06              306.79              588.92              289.50

Operating Income ($000)                        40,264               3,481             142,428               9,686

     Operating Income ($ per ton)              215.16               16.95              188.02               13.02

Net Income ($000)                              41,145               2,405             141,474               7,667

     Net Income ($ per ton)                    219.87               11.71              186.76               10.31

EBITDA ($000)                                  42,410               4,260             151,839              13,087

     EBITDA ($ per ton)                        226.63               20.74              200.45               17.59

CEO COMMENTS

Phillip Casey, president and CEO of Gerdau Ameristeel, commented:

"Considering the unpredictable nature of the global steel market, fiscal year 2004 was a historic milestone for Gerdau Ameristeel in terms of financial performance, attractive growth opportunities from industry consolidation, and strengthening of our overall capital structure.

Faced with an accelerated rate of change in market dynamics, the organization adapted to the growth demands seamlessly integrating three significant acquisitions without notable disruptions to our customers. The positive reactions of the new employees and the initial contributions from the acquired assets have been very encouraging. The next phase is to explore further operating cost savings, logistical synergies, economies of scale, and equipment modernization projects. Perhaps the most encouraging aspect of 2004 has been the demonstrated flexibility of the organization to adjust to these rapid changes. This acceptance of and adaptability to change will prove to be a competitive advantage as the domestic industry continues to restructure.

Despite seasonal pressures and signs of an increase in steel imports, current prices and metal spreads have stabilized and appear to reflect improved market discipline from a less fragmented competitive environment. In the absence of major currency fluctuations or shifts in Chinese steel demand, domestic steel prices should reflect greater stability than the market turbulence of this past year.

Inflationary pressures on manufacturing costs, particularly energy and other raw material costs, are increasing the resistance to price concessions and shifting the focus to volume supply side considerations. The industry appears to have adopted an increased awareness of margin preservation and greater flexibility in scheduling steel mill operations to curtail production volumes in response to import challenges."

NOTICE OF CONFERENCE CALL

Gerdau Ameristeel invites you to listen to a live broadcast of its fourth quarter conference call on Tuesday, February 1, 2005, at 2:00 pm EST. The call will be hosted by Phillip Casey, president and CEO, and Tom Landa, VP and CFO, and can be accessed via our Web site at www.gerdauameristeel.com. Web cast attendees are welcome to listen to the conference in real-time or on-demand at your convenience.

Gerdau Ameristeel is the second largest minimill steel producer in North America with annual manufacturing capacity of over 8.4 million tons of mill finished steel products. Through its vertically integrated network of 15 minimills (including one 50%-owned minimill), 16 scrap recycling facilities and 42 downstream operations (including two 50%-owned joint ventures), Gerdau Ameristeel primarily serves customers in the eastern two-thirds of North America. The Company's products are generally sold to steel service centers, to fabricators, or directly to original equipment manufacturers for use in a variety of industries, including construction, cellular and electrical transmission, automotive, mining, and equipment manufacturing. Gerdau Ameristeel's common shares are traded on the Toronto Stock Exchange under the symbol GNA.TO and on the New York Stock Exchange under the symbol GNA. For additional financial and investor information, visit www.gerdauameristeel.com.

Beginning with first quarter 2004, Gerdau Ameristeel's financial results have been presented in accordance with United States GAAP. In fiscal year 2003, quarterly and annual financial results were presented in accordance with Canadian GAAP. The results for 2003 included in this press release have been presented under U.S. GAAP for comparative purposes.

EBITDA (earnings before interest, taxes, depreciation and amortization) is a non-GAAP measure that management believes is a useful supplemental measure of cash available prior to debt service, capital expenditures and income tax. Investors are cautioned that EBITDA should not be construed as an alternative to net income determined in accordance with GAAP as an indicator of the Company's performance or to cash flows from operations as a measure of liquidity and cash flows. EBITDA does not have a standardized meaning prescribed by GAAP. The Company's method of calculating EBITDA may differ from the methods used by other companies and, accordingly, it may not be comparable to similarly titled measures used by other companies. Reconciliation of EBITDA to net income (loss) is shown below:

                                               FOR THE THREE MONTHS ENDED
                                             ----------------------------------
                                             December 31,        December 31,
                                                 2004                2003
($000s)                                      ------------        ------------
 Net income (loss)                              $  66,412           $ (3,369)
 Income tax expense (benefit)                      36,589            (13,876)
 Interest and other expense on debt                10,863             17,104
 Depreciation and amortization                     22,709             19,635
 Earnings from joint ventures                     (41,145)            (2,405)
 Cash distribution from joint ventures             35,425                  -
                                                ---------           --------
 EBITDA                                         $ 130,853           $ 17,089
                                                =========           ========

                                                      FOR THE YEAR ENDED
                                              ---------------------------------
                                              December 31,         December 31,
                                                 2004                  2003
($000s)                                       ------------         ------------

 Net income (loss)                             $  337,669           $  (26,694)
 Income tax expense (benefit)                     110,077              (39,770)
 Interest and other expense on debt                56,330               59,880
 Depreciation and amortization                     81,862               76,350
 Earnings from joint ventures                    (141,474)              (7,667)
 Cash distribution from joint ventures             82,803                3,620
 Minority interest                                      -                 (217)
                                               ----------           ----------
 EBITDA                                        $  527,267           $   65,502
                                               ==========           ==========

This news release contains certain "forward-looking" statements with respect to Gerdau Ameristeel's operations and future financial results. Actual results may vary from expected results due to numerous risks and uncertainties identified in filings made by the Company with securities regulatory authorities. Although the Company believes that its statements are based on reasonable assumptions there can be no assurance that future events will not affect their accuracy.

FOR MORE INFORMATION PLEASE CONTACT:

Phillip E. Casey                           Tom J. Landa
President and Chief Executive Officer      Vice President and Chief Financial
Gerdau Ameristeel                          Officer
(813) 207-2225                             Gerdau Ameristeel
pcasey@gerdauameristeel.com                (813) 207-2300
                                           tlanda@gerdauameristeel.com

SUPPLEMENTAL OPERATING AND FINANCIAL INFORMATION

              THE INFORMATION IN THIS TABLE INCLUDES JOINT VENTURES

                                                              FOR THE THREE MONTHS ENDED
                                                     DECEMBER 31, 2004       DECEMBER 31, 2003
                                                     -----------------       -----------------
                                                       TONS                    TONS
                                                     ---------               ---------
PRODUCTION (including joint ventures)
     Melt Shops                                      1,643,903               1,381,771
     Rolling Mills                                   1,572,504               1,368,069

FINISHED STEEL SHIPMENTS                                TONS       %            TONS        %
                                                     ---------    ---        ---------     ---
     Rebar                                             284,016     20%         349,474      25%
     Merchant / Special Sections                       600,084     41%         509,277      36%
     Rod                                               196,968     13%         188,478      13%
     Fabricated Steel                                  192,030     13%         151,903      11%
                                                     ---------    ---      -----------     ---
          Total Shipments before joint ventures      1,273,098     87%       1,199,132      85%

     Flat rolled (joint venture)                       187,136     13%         205,363      15%
                                                     ---------    ---        ---------     ---
                  Total Shipments                    1,460,234    100%       1,404,495     100%

SELLING PRICES                                         $/TON                   $/TON
                                                     ---------               ---------
     Mill external shipments                           574.25                  328.40
     Fabricated steel shipments                        694.14                  451.38

SCRAP CHARGED                                          223.43                  128.58

METAL SPREAD (SELLING PRICE LESS SCRAP)
     Mill external shipments                           350.82                  199.82
     Fabricated steel shipments                        470.71                  322.80

Mill manufacturing cost                                237.92                  180.76

                                                                      $/TON                               $/TON
                                                                     FINISHED                            FINISHED
                                                     $ THOUSAND        STEEL           $ THOUSAND          STEEL
                                                     ----------      --------          ----------        -------
EXCLUDING JOINT VENTURES

EBITDA                                                130,853         102.78             17,089           14.25

OPERATING INCOME (LOSS)                                74,320          58.38             (1,737)          (1.45)

INTEREST EXPENSE                                       10,863           8.53             17,104           14.26

CAPITAL EXPENDITURES                                   31,887                            18,520

SUPPLEMENTAL OPERATING AND FINANCIAL INFORMATION

              THE INFORMATION IN THIS TABLE INCLUDES JOINT VENTURES

                                                                           FOR THE YEAR ENDED
                                                           DECEMBER 31, 2004               DECEMBER 31, 2003
                                                         --------------------            ---------------------
PRODUCTION (including joint ventures)                      TONS                            TONS
                                                         ---------                       ---------
     Melt Shops                                          6,322,225                       5,531,418
     Rolling Mills                                       6,008,531                       5,264,192

FINISHED STEEL SHIPMENTS                                   TONS            %               TONS             %
                                                         ---------        ---            ---------         ---
     Rebar                                               1,322,826         22%           1,525,981          28%
     Merchant / Special Sections                         2,312,704         39%           2,029,054          37%
     Rod                                                   786,662         13%             636,207          11%
     Fabricated Steel                                      755,818         13%             630,904          11%
                                                         ---------        ---            ---------         ---
          Total Shipments before joint ventures          5,178,010         87%           4,822,146          87%

     Flat rolled (joint venture)                           757,509         13%             743,976          13%
                                                         ---------        ---            ---------         ---
          Total                                          5,935,519        100%           5,566,122         100%

SELLING PRICES                                             $/TON                           $/TON
                                                         ---------                       ---------
     Mill external shipments                               507.02                         307.07
     Fabricated steel shipments                            601.07                         438.83

SCRAP CHARGED                                              194.06                         114.44

METAL SPREAD (SELLING PRICE LESS SCRAP)
     Mill external shipments                               312.96                         192.63
     Fabricated steel shipments                            407.01                         324.39

Mill manufacturing cost                                    209.29                         173.52

                                                                            $/TON                         $/TON
                                                                           FINISHED                      FINISHED
                                                         $ THOUSAND         STEEL       $ THOUSAND        STEEL
                                                         ----------        --------     ----------        -----
EXCLUDING JOINT VENTURES

EBITDA                                                    527,267          101.83         65,502          13.58

OPERATING INCOME (LOSS)                                   373,276           72.09         (9,343)         (1.94)

INTEREST EXPENSE                                           56,330           10.88         59,880          12.42

CAPITAL EXPENDITURES                                       82,149                         55,151

GERDAU AMERISTEEL CORPORATION AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
(US$ in thousands)
(Unaudited)

                                                       DECEMBER 30,        DECEMBER 31,
                                                           2004                2003
                                                       ------------        ------------
ASSETS
 CURRENT ASSETS
  Cash and cash equivalents                            $    157,057        $      9,950
  Accounts receivable, net                                  360,379             205,226
  Inventories                                               853,155             352,842
  Deferred tax assets                                         8,754              13,269
  Other current assets                                       28,808              20,701
                                                      ------------        ------------
      TOTAL CURRENT ASSETS                                1,408,153             601,988

 INVESTMENTS                                                177,795             118,630
 PROPERTY, PLANT AND EQUIPMENT                              919,862             795,063
 GOODWILL                                                   122,716             116,564
 DEFERRED FINANCING COSTS                                    13,616              16,063
 DEFERRED TAX ASSETS                                          8,234              17,160
 OTHER ASSETS                                                   107                  72
                                                       ------------        ------------

TOTAL ASSETS                                           $  2,650,483        $ 1 ,665,540
                                                       ============        ============

LIABILITIES AND SHAREHOLDERS' EQUITY

 CURRENT LIABILITIES
  Accounts payable                                     $    363,461        $    208,663
  Accrued salaries, wages and employee benefits              56,428              29,732
  Accrued interest                                           21,071              23,730
  Other current liabilities                                  54,715              34,357
  Accrued Acquisition Costs                                  51,790                   -
  Bank indebtedness                                           3,451               1,524
  Current portion of long-term borrowings                     1,193               1,250
                                                       ------------        ------------
              TOTAL CURRENT LIABILITIES                     552,109             299,256

 LONG-TERM BORROWINGS, LESS CURRENT PORTION                 432,823             562,703
 CONVERTIBLE DEBENTURES                                      86,510              78,302
 ACCRUED BENEFIT OBLIGATIONS                                107,174              92,996
 OTHER LIABILITIES                                           68,325              45,172
 DEFERRED TAX LIABILITIES                                    38,778              53,504
                                                       ------------        ------------
TOTAL LIABILITIES                                         1,285,719           1,131,933
                                                       ------------        ------------
 SHAREHOLDERS' EQUITY
  Capital stock                                           1,008,511             547,601
  Retained earnings (accumulated deficit)                   311,853             (25,816)
  Accumulated other comprehensive income                     44,400              11,822
                                                       ------------        ------------

TOTAL SHAREHOLDERS' EQUITY                                1,364,764             533,607
                                                       ------------        ------------

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY             $  2,650,483        $  1,665,540
                                                       ============        ============

GERDAU AMERISTEEL CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF EARNINGS (LOSS)
(US$ in thousands, except earnings per share data)
(Unaudited)

                                                      THREE MONTHS ENDED                    YEAR ENDED
                                                 DECEMBER 31,     DECEMBER 31,     DECEMBER 31,     DECEMBER 31,
                                                     2004            2003              2004             2003
                                                 ------------     ------------     ------------     ------------
NET SALES                                        $    849,244     $    493,176     $  3,009,854     $  1,811,171

OPERATING EXPENSES
     Cost of sales                                    714,959          450,536        2,450,945        1,668,478
     Selling and administrative                        38,840           26,398          109,384           81,565
     Depreciation                                      22,034           19,366           79,311           71,951
     Other operating (income) expense                    (909)          (1,387)          (3,062)          (1,480)
                                                 ------------     ------------     ------------     ------------
                                                      774,924          494,913        2,636,578        1,820,514
                                                 ------------     ------------     ------------     ------------

INCOME (LOSS) FROM OPERATIONS                          74,320           (1,737)         373,276           (9,343)

EARNINGS FROM JOINT VENTURES                           41,145            2,405          141,474            7,667
                                                 ------------     ------------     ------------     ------------

INCOME (LOSS)  BEFORE OTHER EXPENSES AND              115,465              668          514,750           (1,676)
       INCOME TAXES

OTHER EXPENSES
     Interest, net                                     10,863           17,104           56,330           59,880
     Foreign exchange loss                                926              540            8,123              726
     Amortization of deferred financing costs             675              269            2,551            4,399
                                                 ------------     ------------     ------------     ------------
                                                       12,464           17,913           67,004           65,005
                                                 ------------     ------------     ------------     ------------
INCOME (LOSS) BEFORE INCOME TAXES                     103,001          (17,245)         447,746          (66,681)
INCOME TAX EXPENSE (BENEFIT)                           36,589          (13,876)         110,077          (39,770)
                                                 ------------     ------------     ------------     ------------
INCOME (LOSS) BEFORE MINORITY INTEREST                 66,412           (3,369)         337,669          (26,911)

MINORITY INTEREST                                           -                -                -              217
                                                 ------------     ------------     ------------     ------------
NET INCOME (LOSS)                                $     66,412     $     (3,369)    $    337,669     $    (26,694)
                                                 ============     ============     ============     ============

EARNINGS (LOSS) PER COMMON SHARE - BASIC         $       0.23     $      (0.02)    $       1.46     $      (0.14)
EARNINGS (LOSS) PER COMMON SHARE - DILUTED       $       0.23     $      (0.02)    $       1.45     $      (0.14)

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

GERDAU AMERISTEEL CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(US$ in thousands)
(Unaudited)

                                                                            YEAR ENDED
                                                                    DECEMBER 31,   DECEMBER 31,
                                                                       2004           2003
                                                                    -----------    -----------
OPERATING ACTIVITIES
Net income(loss)                                                    $   337,669    $   (26,694)
Adjustment to reconcile net income(loss) to net cash provided by operating activities:
  Depreciation                                                           79,311         71,951
  Amortization                                                            2,551          4,399
  Deferred income taxes                                                  (3,328)       (22,327)
  (Gain) on disposition of property,plant and equipment                       -            (45)
  Foreign exchange on related party loans                                     -          7,241
  (Income) from joint ventures                                         (141,474)        (7,667)
  Distributions from joint ventures                                      82,803          3,620

Changes in operating assets and liabilities, net of acquisitions:
  Accounts receivable                                                   (13,355)       (42,406)
  Inventories                                                          (278,679)         2,577
  Other assets                                                          (11,708)        (5,437)
  Liabilities                                                           189,501         51,672
                                                                    -----------    -----------
NET CASH PROVIDED BY OPERATING ACTIVITIES                               243,291         36,884

INVESTING ACTIVITIES
  Additions to property, plant and equipment                            (82,149)       (55,151)
  Acquisitions                                                         (348,273)             -
  Proceeds from dispositions of property, plant,and equipment                 -          2,643
                                                                    -----------    -----------
NET CASH USED IN INVESTING ACTIVITIES                                  (430,422)       (52,508)

FINANCING ACTIVITIES
  Proceeds from issuance of new debt                                          -        542,357
  Revolving credit (payments)                                          (130,630)      (513,182)
  Additions to deferred financing costs                                       -        (15,639)
  Changes in minority interest                                                -           (217)
  Proceeds from issuance of employee stock purchases                        707              -
  Proceeds from the issuance of common stock                            460,203              -
                                                                    -----------    -----------
NET CASH PROVIDED BY FINANCING ACTIVITIES                               330,280         13,319
                                                                    -----------    -----------

Effect of exchange rate changes on cash and cash equivalents              3,958           (287)
                                                                    -----------    -----------

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                        147,107         (2,592)

CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD                          9,950         12,542
                                                                    -----------    -----------

CASH AND CASH EQUIVALENTS AT END OF PERIOD                          $   157,057    $     9,950
                                                                    ===========    ===========

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